Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian Lynch, Esq.
(202) 419-8416
clynch@stradley.com

August 28, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Keith Gregory, Esquire

Re:	VanEck Funds
File No. 811-04297 and 002-97596

Dear Mr. Gregory:

On behalf of the VanEck Funds (the “Registrant”), and its series the Emerging Markets Fund (the “Fund”), included in Post-Effective Amendment No. 159 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, below you will find the Registrant’s responses to the comments conveyed by you on August 12, 2019, with regard to the Amendment.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 10, 2019, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of adding Class Z shares to the Fund.
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
General Comments
1.
Comment:  Please file this comment response letter at least five (5) business days prior to the effectiveness of the Amendment.

Response:  The Registrant confirms that it has filed this comment response letter at least five (5) business days prior to the effectiveness of the Amendment.

2.	Comment: Please file the completed fee tables and expense example as an exhibit to the comment response letter.

U.S. Securities and Exchange Commission

Response: The completed fee table and expense example for the Fund are included in Appendix A to this letter.
3.
Comment:  Comments made in one place are applicable to similar disclosure appearing elsewhere in the Amendment.

Response:  The Registrant acknowledges that comments made to one part of the disclosure in the Amendment are applicable to similar disclosure appearing elsewhere in the Amendment.

4.
Comment:  Please update the ticker for Class Z shares in the prospectus and statement of additional information (“SAI”).

Response:  The Registrant has updated the ticker for Class Z shares in the prospectus and SAI.

Emerging Markets Fund Prospectus
1.
Comment:  If Class Z shares are intended to be clean shares, please modify the narrative above the fee table to state that investors may pay brokerage commissions on their purchases and sales of Class Z shares, which are not reflected in the example,  in accordance with IM Guidance Update 2016-06, Mutual Fund Fee Structures (Dec. 2016).

Response:  The Registrant has updated the disclosure accordingly.

2.	Comment: Please insert Footnote 1 in the Shareholder Fees table, as it appears to be inadvertently omitted. Response: The Registrant has updated the Shareholder Fees table accordingly.
3.
Comment:  Rather than presenting the principal risks in alphabetical order, please consider reordering them to provide greater prominence to risks that are most relevant to the Fund and its investments. We note that the Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response:   While the Registrant is cognizant of the concerns of the Director of the Division of Investment Management, the Registrant believes that presenting the risk factors in alphabetical order is more beneficial to the investors in the Fund than reordering the risk factors based on their significance. The Registrant is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. In addition, because risks may change in magnitude and significance, listing the principal risks in order of current significance may be misleading.

U.S. Securities and Exchange Commission

Further, alphabetical ordering provides an investor in the Fund with a simple method to locate a particular risk factor of interest to that investor, and facilitates an investor’s ability to compare the risk factors in prior versions of the Fund’s prospectus with those in the current version.
4.
Comment:  In the section “Summary Information – Performance,” consider adding a statement explaining why there is no performance information provided for the Class Z shares.

Response:  The Registrant has revised the disclosure accordingly.

5.
Comment:  In the section “Additional Information About Principal Investment Strategies and Risks,” update the Fund’s risks to reflect the Fund’s exposure as of the Fund’s most recently filed shareholder report (e.g., Consumer Discretionary Sector Risk).

Response:  The Registrant has revised the disclosure accordingly, as of June 30, 2019.

6.
Comment:  In the section “Additional Information About Principal Investment Strategies and Risks,” please review the “Investments in Chinese Issuers Risk” to ensure the risk disclosure remains current and accurate. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions (March 2016).

Response:  The Registrant has reviewed the Investments in Chinese Issuers Risk and has revised the disclosure, as stated below, to reflect current market conditions.

The current political climate ~~has intensified concerns about a potential~~ and the further escalation of a trade war between China and the United States may have an adverse effect on both the U.S. and Chinese economies, as each country has recently imposed tariffs on the other country’s products. These actions may trigger a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.

SAI
1.	Comment: Please include all missing information in a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.

U.S. Securities and Exchange Commission

Response: The Registrant confirms that it will include all missing information in the post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.
2.
Comment:  Please update all disclosures required by Items 17 through 20 of Form N-1A for the most recent calendar or fiscal year ends as required by Form N-1A.

Response:  The Registrant has updated the information required by Items 17 through 20 of Form N-1A accordingly.

3.
Comment:  In the section “Investment Policies and Risks – Options, Futures, Warrants and Subscription Rights – Writing Covered Call and Put Options” on page 11 of the SAI, the first sentence appears redundant, and could be deleted.

Response:  The Registrant has revised the disclosure accordingly.

4.	Comment: In the section “Fundamental Investment Restrictions” beginning on page 17 of the SAI, the Amendment states:
For the purposes of Restriction 7, companies in different geographical locations will not be deemed in the same industry if the investment risks associated with the securities of such companies are substantially different. For example, although generally considered to be “interest rate-sensitive,” investing in banking institutions in different countries is generally dependent upon substantially different risk factors, such as the condition and prospects of the economy in a particular country and in particular industries, and political conditions.

Please explain the basis for this explanation to Restriction 7.

Response:  The Fund (with certain enumerated exceptions) is subject to a fundamental investment limitation that the Fund will not ‘concentrate’ its investments in a particular industry. The Registrant notes that this limitation relates to a Fund’s investing in a single industry, and does not restrict a Fund from investing more than 25% of its assets in a “group of industries.” The Registrant respectfully notes that it includes the description of this interpretation in the Fund’s SAI in order to alert investors of the result of certain aspects of the industry classification methodology used by the Fund for purposes of measuring compliance with the Fund’s limitation on concentration that may not otherwise be readily apparent.

The Registrant notes that companies in different geographical locations typically are subject to different regulatory regimes and generally have different risks. In 1983, the SEC Staff published guidelines in connection with the SEC’s initial

U.S. Securities and Exchange Commission

adoption of Form N-1A. Guide 19 provided guidance from the Staff regarding concentration of investments in particular industries. The Registrant believes that using the Registrant’s methodology to classify Fund investments is appropriate, and consistent with Guide 19, because the Fund’s methodology results in a narrowly-focused industry definition, by contrast to a definition “so broad that the primary economic characteristics of the companies in a single class are materially different.” The Registrant believes that using the Registrant’s methodology to classify Fund investments is appropriate, and consistent with the instructions under Guide 19.

Guide 19 further noted that registrants selecting their own industry classifications should disclose them. The interpretation has been fully disclosed to investors in the Fund’s SAI.

Accordingly, the Registrant respectfully declines to revise the disclosure.

5.	Comment: In the section “Fundamental Investment Restrictions” on pages 17-18 of the SAI, the Amendment states:
To the extent the Fund invests its assets in underlying investment companies, 25% or more of such Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.

Please revise this disclosure to indicate that the Fund’s investments in underlying investment companies that would indirectly expose 25% or more of the Fund’s total assets to a particular industry or group of related industries will be counted toward the Fund’s concentration policy.

Response:  The Registrant respectfully declines this request. The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant  determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (202) 419-8416 or Fabio Battaglia at (215) 564-8077, if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted, /s/ Cillian Lynch Cillian Lynch, Esquire

cc:	Laura Martinez, Esquire Matthew Babinsky, Esquire Fabio Battaglia, Esquire Alison M. Fuller, Esquire

U.S. Securities and Exchange Commission

Exhibit A – Completed Fee Table and Expense Example

Shareholder Fees
(fees paid directly from your investment)
	Class A	Class C	Class I	Class Y	Class Z
Maximum Sales Charge (load) imposed on purchases (as a percentage of offering price)	5.75%	0.00%	0.00%	0.00%	0.00%
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of the net asset value or purchase price)	0.00%[1]	1.00%	0.00%	0.00%	0.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class Y	Class Z
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%	0.00%
Other Expenses[2]	0.50%	0.52%	0.39%	0.41%	0.42%
Total Annual Fund Operating Expenses	1.50%	2.27%	1.14%	1.16%	1.17%
Fee Waivers and/or Expense Reimbursements[3]	0.00%	0.00%	-0.14%	-0.06%	-0.27%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.50%	2.27%	1.00%	1.10%	0.90%
1	A contingent deferred sales charge for Class A shares of 1.00% for one year applies to redemptions of qualified commissionable shares purchased at or above the $1 million breakpoint level.
2	Other expenses of Class Z are based on estimated amounts for the current fiscal year.
3
Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, dividends and interest payments on securities sold short, taxes and extraordinary expenses) from exceeding 1.60% for Class A, 2.50% for Class C, 1.00% for Class I, 1.10% for Class Y, and 0.90% for Class Z of the Fund’s average daily net assets per year until May 1, 2021. During such time, the expense limitation is expected to continue until the Board of Trustees acts to discontinue all or a portion of such expense limitation.

Expense Example
	Share Status	1 Year	3 Years	5 Years	10 Years
Class A	Sold or Held	$719	$1,022	$1,346	$2,263
Class C	Sold	$330	$709	$1,215	$2,605
	Held	$230	$709	$1,215	$2,605
Class I	Sold or Held	$102	$348	$614	$1,374
Class Y	Sold or Held	$112	$363	$633	$1,404
Class Z	Sold or Held	$92	$345	$618	$1,396